March 3, 2008

Mr. Stephen Krikorian
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549
Via EDGAR and United Parcel Service.

RE:	MoneyGram International, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 7, 2007
File No. 001-31950
Dear Mr. Krikorian:
We appreciate the courtesy extended by the Staff of the Securities and Exchange Commission (the “Staff”) in holding a teleconference with MoneyGram International, Inc. (the “Company”) on February 29, 2008 and hope the discussions were useful to the Staff. This letter is to provide the additional information requested during that teleconference regarding clarification of the Company’s response to Staff Comment 4 in our letter dated February 20, 2008 and certain disclosures in the Company’s Form 10-Q for the quarterly period ended September 30, 2007.
On page 12 of the Company’s Form 10-Q, we disclosed the following: “In limited circumstances, as part of the normal pricing process, the Company will evaluate pricing received from third party pricing services and brokers for reasonableness against internal expectations. If a price falls outside of expectations, the Company will internally value the security and evaluate the assumptions used by the third party, if possible. After evaluating the available information, the Company may determine that the third party price does not reflect the assumptions that a similar market participant would use in valuing the security. In these limited circumstances, the Company will use its internal price rather than the third party price.”
For the quarters ended December 31, 2006, March 31, 2007 and June 30, 2007, the Company utilized an internal valuation rather than the price received from the third party pricing service for zero to three securities each quarter. As of September 30, 2007, the Company had an investment portfolio of 697 securities with a reported fair value of $5.3 billion. While valuing the portfolio as of September 30, 2007, the Company received prices from the third party pricing service for 430 securities with a fair value of $3.2 billion. The Company utilized an internal valuation rather than the price received from the third party pricing service for 13 securities with a reported fair value of $85.2 million. Had the Company utilized the price received from the third party pricing service for these 13 securities, the fair value of the Company’s investment portfolio would have been reduced by $14.2 million. As these securities were not other-than-temporarily impaired as explained in our letter dated February 20, 2008 to the Staff, the adjustment to fair value is recorded through the “Available-for-sale investments,” “Deferred tax asset” and “Other comprehensive income” lines in our Consolidated Balance Sheets. We believe that the use of internal valuations rather than the pricing received from the third party pricing service is immaterial to the affected individual financial statement line items in the Consolidated Balance

Sheet. The $14.2 million impact from the use of internal valuations rather than the pricing received from the third party pricing service is 0.27 percent of the Company’s total investment portfolio, 0.16 percent of total assets and 1.82 percent of shareholders’ equity. We also believe that the assumptions utilized by the Company in performing the internal valuations were representative of market assumptions as of September 30, 2007.
These 13 securities had received prices which were not consistent with the Company’s expectations given our understanding of the securities and the market developments through September 30, 2007. This caused the Company to perform a more detailed review of these securities. These securities are primarily non-standard home equity securities with unique characteristics which we believed should be taken into consideration in pricing the security. Non-standard home equity securities historically did not trade and have wide bid ranges that can deviate substantially from each other in valuing the security. As a result of our detailed review, the Company believed that the price received from the third party pricing service was not representative of the assumptions and fair value that a similar market participant would apply to these securities as of September 30, 2007.
We trust that this letter is fully responsive to your comments. Please do not hesitate to contact me by telephone at (952) 591-3820 or Jean Benson, Senior Vice President and Controller, at (952) 591-3250 with any further questions.

Sincerely,
By:	/s/ DAVID J. PARRIN
David J. Parrin
Executive Vice President and Chief Financial Officer

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